# Voice Mobility®

## Annual Report 2005


on our way

# contents











Cover Photo: Justin Cash, Jupiterimag



## We're on our way...

Dear Fellow Shareholders,

In 2005, Voice Mobility continued work with Avaya to deploy our messaging solution to Tier I telecommunication and Fortune 500 companies worldwide. We successfully secured Avaya's acceptance of the hosted business model and began product trials with major service providers.

We continue to pursue opportunities with telephone companies in multiple regions. In September and October, together with their first service provider customer, Avaya announced the launch of Hosted Solutions, which includes Voice Mobility's software.

> The opportunity we've outlined is delayed but still in front of us.
>
> **Randy Buchamer**
> Chief Executive Officer

## Highlights in 2005

- → Began first trial with a major US telephone company.
- → First European-based telephone company trial commenced and concluded satisfactorily.
- → Voice Mobility and Avaya scoped and developed our software's next version, due for release in 2006. This next version will include new features and functionality, like IP telephony which uses internet technologies to transmit telephone calls.
- → Our solution interconnects with over 85% of legacy PBXs in the enterprise marketplace.
- → We secured funding from Avaya to add multiple languages.
- → We developed a second partnership with Montan Telecom.
- → Our product was recognized for its exceptional quality, both within Avaya and externally. One organization has rated our software code's quality in the top 2% of development organizations worldwide.



## Our Partnership with Avaya

Avaya is proving to be a good partner. We have constructed highly collaborative development teams to craft the product. We have worked closely to secure customers. Together, we have created a vision for the future that is the basis for a long and prosperous relationship. While the initial steps of this relationship took more time than we had hoped, we are well past the formative stages and on our way to performance and revenue.



## Partnership Development

Traditionally, telephone companies (telcos) purchase messaging solutions that run on proprietary hardware. These products depreciate over time and require specially trained staff. As such, analysts predict an increase in telcos moving toward outsourced solutions.

Together with Avaya, we are proposing a new messaging solution that alters traditional business models. With hosted messaging, Avaya houses the entire solution—at their capital expense—on their premises, and provides support to the telcos. The telco simply pays a monthly per-user fee.

This operational shift takes time to understand and accept. While telco management teams immediately recognize the substantial savings with Avaya's hosted solution, operational groups need time to support this new business model.

> We are proud to partner with the global leader in business messaging and we are excited about our prospects.

Avaya is the world leader in messaging hardware and software business sales. Moving to a hosted model has been a huge cultural shift within Avaya so has taken substantial time and effort.

After evaluating hosted messaging's market opportunity, Avaya supplemented its equipment sales with a services component, creating the hosted messaging solution. Avaya undertook an extensive review of internal messaging products, but these did not prove scalable or robust enough to be deployed in the hosted model.

We endured a prolonged 'sales' process convincing Avaya to choose our product for their hosted solution. We are pleased to have secured their support.

## Product Preparation

In preparing our joint offering for the marketplace, we passed all product testing and evaluations and received sign-off from various departments and management levels within Avaya.

Avaya has established new divisions and hired product sales and support staff for whom Voice Mobility has provided training. We are working with Avaya development teams to ensure tight integration with other Avaya hosted products. In addition, we are developing sales and marketing collateral and are helping Avaya close hosted messaging business deals with telcos.



## Is the Avaya Partnership Working?

Yes, absolutely. Avaya is a leading company in the internet telephony (VoIP) marketplace. Our product is the standard messaging offering for hosted IP telephony, and our next product release will support VoIP, namely Session Initiated Protocol (SIP). Analysts project this market will achieve double-digit growth.

> ...we can provide messaging solutions with all the service wrappers included.

Together with Avaya, we will continue to secure business with carrier consumer and enterprise customers.

Avaya has now invested over $1.5 million to supply hardware and software products to our development team. In 2006, Avaya will fund our product's translation into multiple languages. These languages will allow Avaya to sell our product worldwide.

## Building Further Relationships

We are messaging-product specialists; few, if any, companies can make this claim. We are channel-partner friendly; we do not offer other products that may compete or conflict with our channel partner's products.

We are always looking for ways to expand our access to the market without putting our Avaya relationship at risk. We selectively evaluate secondary channels, establishing sound relationships with partners like Montan Telecom, a European carrier. We expect this relationship to generate revenue from otherwise inaccessible customers.

## Challenging Status Quo

Our business model is unique and disruptive. The hosted model challenges the own-your-hardware-and-software paradigm and dramatically reduces operating costs while increasing functionality.

Where our competitors provide hardware solutions only, we can provide messaging solutions with all the service components included. This arrangement allows telecommunication providers to focus their time, resources and capital on core business, while leaving messaging systems and support up to us.

## Our Team

For an emerging company, Voice Mobility attracts talented and experienced management and development teams, and board members including a retired CEO and officers of leading telecommunication companies.



## Next Year and Beyond

We are poised for success.

We have the product and the partners. Telephone companies and enterprises worldwide are seeking solutions to messaging challenges. Together with Avaya, we have developed world-class solutions.

We have spoken with most major domestic telephone companies. They validate our value proposition and product, and agree that moving to a hosted messaging solution is the smart choice.

**Enterprise Voice and Unified Messaging Platform Market:**

Percent of Revenues by Market Segment (North America), 2003 - 2011

| Year | Unified Messaging (%) | Voice Messaging (%) |
|---|---|---|
| 2003 | 37.9 | 62.1 |
| 2004 | 42.5 | 57.5 |
| 2005 | 47.1 | 52.9 |
| 2006 | 51.1 | 48.9 |
| 2007 | 54.6 | 45.4 |
| 2008 | 57.6 | 42.4 |
| 2009 | 61.0 | 39.0 |
| 2010 | 65.7 | 34.3 |
| 2011 | 71.2 | 28.8 |

*North American Enterprise Voice and Unified Messaging Platform Markets,* Frost & Sullivan, 2005

Major industry reports confirm that the hosted messaging marketplace will continue to grow rapidly. In addition, the hosted Internet telephony marketplace will grow significantly over the next few years; we will benefit from this growth.

Revenue will begin to be noteworthy and, because we operate on a model that recognizes revenue over a extended term (2- or 3-year contracts), we may clearly project our quarter-to-quarter growth.

Executing our growth and profitability opportunities is Voice Mobility's focus for 2006. Each Voice Mobility team member is dedicated to moving our business forward.

Success is on the horizon.

Thank you for your continued support.

**Randy Buchamer**
Chief Executive Officer



## The communications industry is undergoing a massive transformation.

The internet is influencing the entire telecommunications landscape. From VoIP to Instant Messaging, and social networking to the blogosphere, people are changing how they communicate.

## How is Voice Mobility staying ahead of these changes?

We spent the latter part of 2005 working on exciting new features for our next major platform release, version 4.0. This release will be available mid-2006.

One of the major focuses in this next release is Voice over Internet Protocol (VoIP). Our product will include full support for all major VoIP standards with a particular focus on SIP signaling. By working closely with our partners and with leading equipment vendors, we have ensured that our messaging platform will offer world-class VoIP connectivity.

Another major focus for this release is better support for mobile users. To improve integration with the next generation of smart phones, like Blackberry and Treo, we have enhanced our email notification options; users can choose to receive voice messages in either WAV or MP3 formats, and fax messages in TIF or PDF. We will also include a full IMAP server, allowing the highly mobile and the techno-savvy to keep their messages synchronized even when checking them from multiple locations and multiple devices.



> ...there has never been a more exciting time to be involved in this industry.
>
> **Cliff McCollum**
> VP Technology & Development

One of the fastest growing phenomenon on the Internet today is the surge of web 'mashups'. A mashup combines data from multiple sources like eBay, Amazon and Google, and presents it in innovative ways. For example, a realtor could display on a single webpage multiple properties' details along with a Google map advising the best route to visit each house. Mashups are made possible when service providers allow their data to be accessed using simple, standards-based application programming interfaces (API).

In version 4.0, Voice Mobility will make its entire platform available to web developers using a standard API—a REST-styled web-services interface. We are extremely excited to see how these capabilities will be put to use.





Google's Vint Cerf recently said:

> "We know we don't have a corner on creativity. There are creative people all around the world, hundreds of millions of them, and they are going to think of things to do with our basic platform that we didn't think of."



One of our developers has already demonstrated the power of our API by creating a module for Google that integrates our platform's message content directly with the Google homepage. This will enable a subscriber to display their voice and fax messages on their personalized Google homepage.

## Looking Ahead

We have already begun planning and developing numerous features for delivery later this year and into 2007. One of the big changes will be the integration of standards-based media servers as a key component of our platform. This change will allow us to deploy new services even more rapidly by using high-level scripting languages like VXML and MOML. It will also prepare our platform for integration into the IMS-based architectures we expect many Tier 1 carriers to deploy over the next five years.

Customers can look forward to:

- → Integration between Instant Messaging (IM) and our messaging system. For example, a messaging platform could use IM presence settings to know where you are and if you are busy.
- → Video messaging will be a key component of our upcoming releases. Work on this feature has already begun.
- → Text-based blog and voice-based podcasts by telephone. By combining text-to-speech conversion for incoming RSS feeds, and by allowing RSS publishing of a user's voice-blogging mailbox, our platform will enable anyone with a telephone to consume and create text- and voice-based blog and podcast content.

Given all the possibilities offered by VoIP, mashups, web services, Instant Messaging, video and blogging, there has never been a more exciting time to be involved in this industry.





Without the best people, we cannot succeed.

That's why we have implemented strategies to attract, develop and retain the brightest individuals with expertise and leadership skills that support our growth plans.

## Attracting Talent

At Voice Mobility, our philosophy is to recruit people with whom we can build positive, rewarding and lasting relationships. We seek to recruit and hire talented, energetic and committed people who share our values and believe in our vision. We look for individuals who want to make a difference; those who challenge us to improve and help us to grow as a company.

## Developing Our People



We are committed to our staff's continued development and welfare. We encourage a modern, supportive and empowering environment. We value staff contributions at every level.

We equip employees with the essential tools and support needed to progress within the company. We look at our company's strategic needs and provide training and resources to help our employees improve existing skills in preparation for senior roles.

## Retention

Our aim is to provide a stimulating work environment built on trust, respect and fairness. By maintaining open and honest communication, our employees know the company's goals and what we need to do to achieve them. Everyone is involved in the process; as a group, we make decisions and generate new ideas and solutions. By sustaining an environment where participation is expected, our employees remain engaged and empowered knowing their contributions are necessary to achieve our goals.



## Initiatives

We have implemented a staff appraisal system and we have incorporated a reward structure to recognize the key skills, knowledge and behaviors in line with our corporate objectives.

It is our staff's expertise and commitment that have made us a leading carrier-grade enhanced messaging software development company.

Our people are our greatest asset.

## Table Of Contents







# Management's Discussions and Analysis or Plan of Operation

## OVERVIEW

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to consolidated audited financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

We are engaged in the development and sales and marketing of unified voice messaging software through our wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the years ended December 31, 2005 and 2004, we implemented a series of restructuring plans in an effort to reduce our expenses and monthly burn rate. The restructuring plans consisted primarily of restructuring debt as well as a reduction in employees in all areas of our operations, a reduction in our office space from 5,000 s.f. to 2,000 s.f. (saving rent of $2,000 (CDN$3,000) per month) by relocating our offices to our new premises in Burnaby, British Columbia, a reduction in the size of our office space in Victoria, British Columbia and by a significant reduction in the utilization of consultants.

During the year ended December 31, 2005, we continued the shift of our sales model from a direct sales model to a channel partner model. A channel partner is a party who will purchase our product for resale to telecommunication companies. This fundamentally shifted the way our company was structured. Instead of selling and supporting the customer directly, we will utilize the channel partner to conduct the sales and support activities for our enhanced messaging software. This shift in our structure allowed us to reduce expenses in the areas of support and training. We reduced the number of employees by eight and we reduced expenses across the company after a comprehensive review of our expenditures. This allowed us to stretch the funds we received through equity and debt financing to execute on our business plan.

## Results of Operations for the fiscal years ended December 31, 2005 and December 31, 2004

*Sales*

Sales for the fiscal year ended December 31, 2005 were $34,344 compared to sales of $12,981 for the fiscal year ended December 31, 2004, representing a 165% increase. Sales for the fiscal year ended December 31, 2005 were from recognition of deferred revenue related to One1Voice Solutions Inc. of $11,755 and technical training and support services provided to Avaya, our channel partner of $22,589. Sales to these



two customers comprised 100% of revenue for the fiscal year ended December 31, 2005. Sales for the fiscal year ended December 31, 2004 were from technical training and support services provided to Avaya. For the fiscal year ended December 31, 2005, we derived 100% of our sales from our Canadian operations (100% for the fiscal year ended December 31, 2004).

During the fiscal year ended December 31, 2005, we generated sales through technical training and support services and from recognition of deferred revenue related to One1Voice Solutions Inc. We have shifted our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2005, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies. We have not generated any product sales through channel partners to date.

*Cost of sales*

Cost of sales were $4,151 and $5,683 for the fiscal years ended December 31, 2005 and 2004 respectively. Cost of sales for the fiscal year ended December 31, 2005 was related to personnel, travel and accommodation expenses incurred while providing technical training and support services to Avaya. Cost of sales for the fiscal year ended December 31, 2004 was related to travel and accommodation expenses incurred while providing technical training and support services to Avaya.

*Operating Expenses*

Total operating costs for the year ended December 31, 2005 were $2,348,550 compared to $3,539,439 for the previous year. The decrease in total costs of $1,190,889, or 34%, was primarily attributable to the issuance of Class V Warrants to Avaya in June 2004. During the fiscal year ended December 31, 2004, we recorded $1,169,591 in sales and marketing expenses for the fair value of the exercisable Class V warrants issued to Avaya. The remaining decreases in total costs were attributable to decreases of amortization of property and equipment, professional fees and facility costs.

*Sales & Marketing*

Our sales and marketing costs consists primarily of personnel, advertising, promotions, public relations and business development. Total costs were $371,282 and $1,652,303 for the fiscal years ended December 31, 2005 and December 31, 2004 respectively representing a decrease of 78% in sales and marketing costs.

The decrease of $1,281,021 in sales and marketing expense was primarily attributed to the issuance of Class V warrants to Avaya in June 2004. During the fiscal year ended December 31, 2004, we recorded $1,169,591 in sales and marketing expenses for the fair value of the exercisable Class V warrants issued to Avaya. The remaining decrease in sales and marketing expenses were attributable to decreases in personnel costs.

*Research and Development*

Our research and development costs consist primarily of personnel, data and voice transmission, and related facility costs. Our research and development costs were $774,686 and $760,810 for the fiscal years ended December 31, 2005 and 2004 respectively, representing an increase of $13,876 or 2%. The increase of $13,876 is primarily a result of an increase in data and voice transmission and related facility costs.



*General and Administrative*

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,202,582 and $1,126,326 for the fiscal years ended December 31, 2005 and 2004 respectively, representing an increase of $76,256 or 7% in our general and administrative costs. These costs reflect employee stock option compensation cost of $nil and $14,061 for the fiscal years ended December 31, 2005 and 2004 respectively.

*Interest Expense*

Our interest expense was $745,728 and $706,176 for the fiscal years ended December 31, 2005 and 2004 respectively. The interest expense for the fiscal year ended December 31, 2005 includes the amortization of the debt discount on the Series C and D notes of $134,422 (CDN$164,390), the amortization of the 15% repayment premium of the Series D note of $20,843 (CDN$25,490) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $44,800 (CDN$52,559). The interest expense for the fiscal year ended December 31, 2004 includes the amortization of the debt discount on the Series C and D notes of $166,077 (CDN$214,971), the embedded beneficial conversion feature of $32,000 related to the Series F convertible note and the amortization of the 15% repayment premium of the Series D note of $25,752 (CDN$33,333) issued in September 2003. The remaining interest expense for the fiscal years ended December 31, 2005 and 2004 consist of the stated interest rate on the principal amount of the then outstanding notes.

*Income Taxes*

At December 31, 2005, we have $5,452,000 United States tax net operating losses that expire in the years 2019 through to 2024. As at December 31, 2005, we have Canadian tax non-capital losses of approximately $21,679,000 that will expire in the years 2006 through 2015. Pursuant to Section 382 of the Internal Revenue Code, use of our net operating loss carry forwards may be limited if the we experience a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact our ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2005 and 2004 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

*Net Loss*

Our net loss was $3,030,925 and $4,235,958 for the fiscal years ended December 31, 2005 and 2004 respectively. The primary reason for the decrease in net loss is due to the issuance of Class V Warrants to Avaya in June 2004. During the fiscal year ended December 31, 2004, we recorded $1,169,591 in sales and marketing expenses for the fair value of the exercisable Class V warrants issued to Avaya. The remaining decrease





was attributable to decreases in amortization of property and equipment, personnel costs and in legal and professional fees.

Since inception through December 31, 2005, we have incurred aggregate net losses of $43.3 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

## Results of Operations for the fiscal years ended December 31, 2004 and December 31, 2003

*Sales*

Sales for the fiscal year ended December 31, 2004 were $12,981 compared to sales of $57,967 for the fiscal year ended December 31, 2003, representing a 78% decrease. Sales for the fiscal year ended December 31, 2004 were from technical training and support services provided to Avaya. Sales for the fiscal year ended December 31, 2003 were from recognition of deferred revenue in relation to support services from prior periods. Sales to Avaya comprised 100% of the revenue for the fiscal year ended December 31, 2004. Sales to two customers comprised 74% of revenue for the fiscal year ended December 31, 2003. For the fiscal year ended December 31, 2004, we derived 100% of our sales from our Canadian operations (74% for the fiscal year ended December 31, 2003) and nil% from sales from our U.S. operations (26% for the fiscal year ended December 31, 2003).

During the fiscal year ended December 31, 2004, we generated sales through technical training and support services. We have shifted our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2004, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies. We have not generated any sales through channel partners to date.

*Cost of sales*

Cost of sales were $5,683 and $nil for the fiscal years ended December 31, 2004 and 2003 respectively. Cost of sales for the fiscal year ended December 31, 2004 was related to travel and accommodation expenses incurred while providing technical training and support services to Avaya. We did not incur any cost of sales for the fiscal year ended December 31, 2003 as all revenue earned in the year was recognized deferred revenue.

*Operating Expenses*

Total operating costs for the year ended December 31, 2004 were $3,539,439 compared to $2,898,909 for the previous year. The increase in total costs of $640,530, or 22%, was primarily attributable to the sales and marketing expense relating to the issuance of Class V Warrants to Avaya. We issued the warrants as part of an amended





master license agreement executed in June 2004. As part of the agreement, we granted 6,000,000 Class V Warrant to Avaya of which 2,000,000 vested immediately. We recorded $1,169,591 in sales and marketing expenses for the fair value of the 2,000,000 exercisable Class V Warrants issued. This increase in sales and marketing expense was partially offset by the decrease in general and administrative expenses.

*Sales & Marketing*

Our sales and marketing costs consists primarily of Avaya business development services, personnel, advertising, promotions, public relations and business development. Total costs were $1,652,303 and $665,801 for the fiscal years ended December 31, 2004 and December 31, 2003 respectively representing an increase of 148% in sales and marketing costs.

The increase of $986,502 in sales and marketing expense between the fiscal years ended December 31, 2004 and 2003 is a result of a combination of an increase in sales and marketing related to the issuance of Class V Warrants to Avaya of $1,169,591 and the decrease in overall investor relations of $24,000, salaries of $122,000 and severance expense of $17,000.

*Research and Development*

Our research and development costs consist primarily of personnel, data and voice transmission, and related facility costs. Our research and development costs were $760,810 and $725,456 for the fiscal years ended December 31, 2004 and 2003 respectively, representing an increase of $35,354 or 5%. The increase of $35,354 is primarily a result of an increase in data and voice transmission and related facility costs.

*General and Administrative*

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,126,326 and $1,507,562 for the fiscal years ended December 31, 2004 and 2003 respectively, representing a decrease of $381,236 or 25% in our general and administrative costs. These costs reflect employee stock option compensation cost of $14,061 and $60,062 for the fiscal years ended December 31, 2004 and 2003 respectively.

The decrease of $335,235 (net of stock based compensation) is a result of a combination of a decrease in the amortization of property and equipment of approximately $551,062 due to the increase in fully amortized assets during the year and an increase in legal and professional fees due to a settlement agreement with a former employee whereby we paid $118,397 (CDN$150,000) in cash and issued 187,500 shares of our common stock valued at $112,500.

*Interest Expense*

Our interest expense was $706,176 and $629,043 for the fiscal years ended December 31, 2004 and 2003 respectively. The interest expense for the fiscal year ended December 31, 2004 includes the amortization of the debt discount on the Series C and D notes of $166,077 (Cdn.$214,971), the embedded beneficial conversion feature of $32,000 related to the Series F convertible note and the amortization of the 15% repayment premium of the Series D note of $25,752 (Cdn.$33,333) issued in September



2003. The interest expense for the fiscal year ended December 31, 2003 includes the amortization of the 15% repayment premium of $242,230 (Cdn.$318,750) on the Series A and B notes, which were issued between June 2002 and May 2003. The remaining interest expense for the fiscal years ended December 31, 2004 and 2003 consist of the stated interest rate on the principal amount of the then outstanding notes.

*Loss on Debt Restructuring*

For the fiscal year ended December 31, 2003, we recorded a $241,636 loss on debt restructuring.

*Income Taxes*

At December 31, 2004, we have $6,971,000 United States tax net operating losses that expire in the years 2019 through to 2023. As at December 31, 2004, we have Canadian tax non-capital losses of approximately $20,450,000 that will expire in the years 2005 through 2011. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(5) of the Canadian Income Tax Act. Pursuant to Section 382 of the Internal Revenue Code, use of our net operating loss carry forwards may be limited if the we experience a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact our ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2004 and 2003 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

*Net Loss*

Our net loss was $4,235,958 and $3,711,616 for the fiscal years ended December 31, 2004 and 2003 respectively. The primary reason for the increase in net loss is due to the sales and marketing expense related to the issuance of Class V Warrants to Avaya. We recorded $1,169,591 in sales and marketing expenses for the fair value of the exercisable Class V Warrants issued to Avaya. The increase in sales and marketing expense was partially offset by the decrease in general and administrative expenses.

Since inception through December 31, 2004, we have incurred aggregate net losses of $40.2 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.





*Liquidity and Capital Resources*

As of December 31, 2005, we had $2,130,714 in cash and cash equivalents and working capital of $1,393,348 and as of December 31, 2004, we had $566,254 in cash and cash equivalents and a working capital deficiency of $5,631,974.

*Operating Activities*

Our operating activities resulted in net cash outflows of $2.2 million and $2.3 million for the fiscal years ended December 31, 2005 and 2004 respectively. The operating cash outflows for these periods resulted from investments in research and development and sales and marketing, which led to operating losses in all periods.

*Investing Activities*

Investing activities resulted in net cash outflows of $4,683 for the fiscal year ended December 31, 2005. Investing activities resulted in net cash outflows of $109,079 for the fiscal year ended December 31, 2004. During the fiscal year ended 2004, we received proceeds of $8,963 from the sale of property and equipment and spent $118,042 on property and equipment purchased during the period. The investing activities in fiscal 2005 and 2004 were limited due to our cash conservation plans. At December 31, 2005, we did not have any material commitments for future capital expenditures.

*Financing Activities*

Financing activities resulted in net cash inflows of $3.7 million for the fiscal year ended December 31, 2005 from the issuance of common shares and share purchase warrants in several private placement transactions, the issuance of Series H notes in April and May 2005 and the exercise of certain outstanding share purchase warrants and options.

Financing activities resulted in net cash inflows of $2.9 million for the fiscal year ended December 31, 2004 from the issuance of common shares and share purchase warrants in several private placement transactions, the issuance of Series F and G notes, and the exercise of certain outstanding share purchase warrants and options.

*Debt Obligations*

As at December 31, 2005, we have $9,104,316 in debt obligations and accrued interest with maturity dates as follows:

| | **Amount outstanding as at December 31, 2005** | **Maturity Date** |
|---|---|---|
| Series C notes payable | $4,438,983 | December 31, 2009 (1) |
| Series D notes payable | 535,713 | December 31, 2009 (1) |
| Series E notes payable | 655,372 | December 31, 2009 (1) |
| Series F convertible note payable | 144,568 | December 31, 2009 (1) |
| Series G notes payable | 385,324 | December 31, 2009 (1) |
| Series H notes payable | 408,153 | December 31, 2009 (1) |
| Innovatia Inc. promissory note payable | 2,536,203 | as discussed below |
| | 9,104,316 | |



(1) On September 19, 2005 we extended the maturity date of the Series C, D, E, F, G and H notes to December 31, 2009 and included a provision which provides for the scheduled repayment of these debts based upon a certain percentage of our earnings before interest, tax, depreciation and amortization. See note 6 to the consolidated financial statements included elsewhere in this filing.

*Innovatia Inc. Promissory Note Payable*

On December 28, 2001, we issued to Innovatia a promissory note in the amount of $1,707,989 (CDN$2,720,142) of which $2,536,203 (CDN$2,949,604) of principal and accrued interest is outstanding at December 31, 2005. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2005 was 4.75%) and is repayable in quarterly instalments until repaid in full. The amount payable each quarter is the lesser of $194,908 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by our company to Aliant and its subsidiaries in the quarter.

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2005, the current portion due on the promissory note is $396,088 (CDN$460,651) and as of January 1, 2006, this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, we have the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If we elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of our common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares payable is determined by the weighted average trading price of our common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued. As at December 31, 2005, the non-current portion of the promissory note eligible for prepayment is $2,140,115 (CDN$2,488,953) and if we elected to prepay this amount with the issuance of common shares then as at January 1, 2006, this would result in the issuance of 2,928,180 common shares.

As at January 1, 2006, if we made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 3,223,469 shares of our common stock. We are required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. We have obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If the 2,000,000 shares of common stock is not sufficient to settle the promissory note, we will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

We believe Innovatia has not complied with the terms of its development and license agreements that gave rise to the promissory note debt obligation and as a result we have corresponded with Innovatia to resolve the matter.

We continue to accrue interest; however, there has been no activity in terms of repayment of the promissory note since March 2002.





*Trends and Uncertainties*

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The continued downturn in the telecommunications industry is causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the growth of our revenues could also be delayed.

*Future Operations*

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception, which are likely to continue for the foreseeable future. We anticipate that we will have negative cash flows during the year ended December 31, 2006, however, we have completed several private placement transactions for net proceeds of $3.2 million in June and August 2005 and we have extended the maturity date of $6.6 million of the Series C, D, E, F, G and H notes to December 31, 2009. Management projects that we may require an additional $0.5 million to fund our ongoing operating expenses and working capital requirements for the next twelve months. However, if conditions change outside of management's expectations, we will need to raise additional capital. We would raise the capital required to satisfy our needs primarily through the sale of our equity securities or debt.

We currently anticipate that we will generate revenues in the long-term as we increase our sales and marketing activities and gain acceptance of our software from Tier 1 telecommunications companies. We have implemented significant cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate that we will generate revenues from Tier I telecommunications providers in 2006 as such providers make the decision to replace legacy voicemail systems or deploy new systems.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.





There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

*Revenue Recognition*

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 104 "Revenue Recognition ".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.





Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized rateably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

*Software Development Costs*

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product-by-product basis.

*Stock Based Compensation*

We account for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FASB Statement No. 123". The pro forma disclosure of stock-based compensation is included in Note 9[c] to our audited consolidated financial statements for the year ended December 31, 2005. Under APB 25, compensation expense for employees is based on the difference between the fair value of our stock and the exercise price if any, on the date of the grant. We account for stock issued to non-employees at fair value in accordance with FAS 123. We use the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

**RECENT ACCOUNTING PRONOUNCEMENTS**

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R "Share-Based Payment," a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, FAS 123R will be effective for interim or annual periods beginning after December 15, 2005. We will adopt FAS 123R on January 1, 2006. As permitted by FAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method. Accordingly, the adoption of FAS 123R's fair value method will have a significant impact on our statement of operations, although it will have no impact on our overall financial position. The impact of



adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 9[c] to these consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and is effective for accounting changes and error corrections made after December 31, 2005. Early adoption is also permitted. SFAS No. 154 requires that voluntary changes in accounting principles be applied retrospectively to all periods presented so that those financial statements contain a consistent application of the accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be reflected in the financial statements by showing the cumulative effect of the change for all periods prior to the change. The guidance in APB Opinion No. 20 regarding the correction of an error in previously issued financial statements and a change in accounting estimates was carried forward in SFAS No. 154. We plan to adopt this standard in fiscal year 2006.





# Consolidated Financial Statements

## Voice Mobility International, Inc.

## December 31, 2005 and 2004





# Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Voice Mobility International, Inc.

We have audited the accompanying consolidated balance sheets of Voice Mobility International, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Mobility International, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company's recurring net losses and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,
February 28, 2006

[SIGNATURE]
Chartered Accountants



Voice Mobility International, Inc.

## CONSOLIDATED BALANCE SHEETS

[See Note 1 - Basis of Presentation]

As at December 31 (expressed in U.S. dollars)

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| ASSETS [note 6] | | |
| Current | | |
| Cash and cash equivalents | 2,130,714 | 566,254 |
| Accounts receivable [note 3] | 5,000 | - |
| Other receivables | 8,599 | 10,813 |
| Prepaid expenses | 34,457 | 31,096 |
| Total current assets | 2,178,770 | 608,163 |
| | | |
| Deferred contract costs [note 7] | 81,631 | 81,631 |
| Deferred finance costs [note 6] | 729,823 | 27,730 |
| Property and equipment, net [note 5] | 47,432 | 105,078 |
| Total assets | 3,037,656 | 822,602 |
| | | |
| LIABILITIES AND STOCKHOLDERS' DEFICIENCY | | |
| Current | | |
| Accounts payable [note 7] | 150,867 | 159,968 |
| Accrued liabilities [notes 7 and 11] | 173,177 | 216,582 |
| Employee related payables | 65,290 | 63,369 |
| Deferred revenue | - | 12,126 |
| Notes payable [notes 6 and 11] | - | 5,404,855 |
| Current portion of promissory note payable [note 7] | 396,088 | 383,237 |
| Total current liabilities | 785,422 | 6,240,137 |
| | | |
| Deferred revenue [note 7] | 333,756 | 322,927 |
| Notes payable [notes 6 and 11] | 6,568,113 | - |
| Promissory note payable [note 7] | 2,140,115 | 1,961,339 |
| Total liabilities | 9,827,406 | 8,524,403 |
| Commitments [note 12] | | |
| | | |
| Stockholders' deficiency [note 9] | | |
| Common stock, $0.001 par value, authorized 100,000,000 | | |
| 48,368,134 outstanding [2004 - 41,288,491] | 48,368 | 41,288 |
| Preferred stock, $0.001 par value, authorized 1,000,000 | | |
| Series A Preferred stock, 1 outstanding | 1 | 1 |
| Additional paid-in capital | 38,012,541 | 33,880,606 |
| Accumulated deficit | (43,278,023) | (40,247,098) |
| Other accumulated comprehensive loss | (1,572,637) | (1,376,598) |
| Total stockholders' deficiency | (6,789,750) | (7,701,801) |
| Total liabilities and stockholders' deficiency | 3,037,656 | 822,602 |

See accompanying notes





Voice Mobility International, Inc.

## CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31 (expressed in U.S. dollars)

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Sales [note 4] | 34,344 | 12,981 |
| Cost of sales | 4,151 | 5,683 |
| Gross profit | 30,193 | 7,298 |
| Operating expenses | | |
| Sales and marketing [note 9[d]] | 371,282 | 1,652,303 |
| Research and development | 774,686 | 760,810 |
| General and administrative [notes 9[c] and 11] | 1,202,582 | 1,126,326 |
| | 2,348,550 | 3,539,439 |
| Loss from operations | 2,318,357 | 3,532,141 |
| Interest income | (33,159) | (2,359) |
| Interest expense | 745,727 | 706,176 |
| Net loss | 3,030,925 | 4,235,958 |
| Basic and diluted loss per share [note 8] | (0.06) | (0.10) |

See accompanying notes





Voice Mobility International, Inc.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

Year ended December 31 (expressed in U.S. dollars)

| | Common Stock | | Series A Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares (#) | Amount ($) | Number of Shares (#) | Amount ($) | Additional Paid-in Capital ($) | Accumulated Deficit ($) | Total ($) |
| Balance, December 31, 2003 | 35,565,620 | 35,566 | 1 | 1 | 30,061,022 | (36,011,140) | (6,711,454) |
| Common stock issued pursuant to private placements, net of share issue costs of $32,001 | 3,546,489 | 3,546 | - | - | 1,982,923 | - | 1,986,469 |
| Common stock issued pursuant to exercise of stock options | 494,549 | 494 | - | - | 82,115 | - | 82,609 |
| Common stock issued pursuant to exercise of common stock warrants | 1,344,333 | 1,344 | - | - | 404,732 | - | 406,076 |
| Common stock issued pursuant to settlement of accounts payable | 40,000 | 40 | - | - | 21,960 | - | 22,000 |
| Common stock issued pursuant to legal settlement agreement | 187,500 | 188 | - | - | 112,312 | - | 112,500 |
| Warrants issued pursuant to license and services agreement with Avaya | - | - | - | - | 1,169,591 | - | 1,169,591 |
| Beneficial conversion feature pursuant to Series F convertible note payable | - | - | - | - | 32,000 | - | 32,000 |
| Common stock issued on exchange of exchangeable shares | 110,000 | 110 | - | - | (110) | - | - |
| Stock based compensation | - | - | - | - | 14,061 | - | 14,061 |
| Components of comprehensive loss: | | | | | | | |
| Net loss | - | - | - | - | - | (4,235,958) | (4,235,958) |
| Foreign currency translation loss | - | - | - | - | - | - | (579,695) |
| Total comprehensive loss | | | | | | | (4,815,653) |
| Balance, December 31, 2004 | 41,288,491 | 41,288 | 1 | 1 | 33,880,606 | (40,247,098) | (7,701,801) |
| Common stock issued pursuant to private placement, net of share issue costs of $265,378 | 4,267,120 | 4,267 | - | - | 3,177,071 | - | 3,181,338 |
| Common stock issued pursuant to exercise of stock options | 135,023 | 135 | - | - | 40,667 | - | 40,802 |
| Common stock issued pursuant to exercise of common stock warrants | 250,000 | 250 | - | - | 62,250 | - | 62,500 |
| Common stock issued on exchange of exchangeable shares | 2,427,500 | 2,428 | - | - | (2,428) | - | - |
| Warrants issued pursuant to amendment agreement of notes payable | - | - | - | - | 743,972 | - | 743,972 |
| Extension of conversion feature of Series F convertible note payable | - | - | - | - | 20,096 | - | 20,096 |
| Stock based compensation | - | - | - | - | 90,307 | - | 90,307 |
| Components of comprehensive loss: | | | | | | | |
| Net loss | - | - | - | - | - | (3,030,925) | (3,030,925) |
| Foreign currency translation loss | - | - | - | - | - | - | (196,039) |
| Total comprehensive loss | | | | | | | (3,226,964) |
| Balance, December 31, 2005 | 48,368,134 | 48,368 | 1 | 1 | 38,012,541 | (43,278,023) | (6,789,750) |

See accompanying notes

Voice Mobility International, Inc.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2005 (expressed in U.S. dollars)

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| | | |
| OPERATING ACTIVITIES | | |
| Net loss | (3,030,925) | (4,235,958) |
| Non-cash items included in net loss | | |
| Amortization of property and equipment | 63,060 | 120,546 |
| Amortization of deferred finance costs | 65,643 | 25,752 |
| Accretion of unamortized debt discount | 134,422 | 166,077 |
| Beneficial conversion feature on convertible note | - | 32,000 |
| Non-cash sales and marketing expense | - | 1,169,591 |
| Stock based compensation | 90,307 | 14,061 |
| (Gain) loss on disposal of property and equipment | - | (5,977) |
| Common stock issued on legal settlement agreement | - | 112,500 |
| | (2,677,493) | (2,601,408) |
| Net change in operating assets and liabilities [note 14] | 465,400 | 272,962 |
| Cash used in operating activities | (2,212,093) | (2,328,446) |
| | | |
| INVESTING ACTIVITIES | | |
| Purchase of property and equipment | (4,683) | (118,042) |
| Proceeds on sale of property and equipment | - | 8,963 |
| Cash used in investing activities | (4,683) | (109,079) |
| | | |
| FINANCING ACTIVITIES | | |
| Proceeds from Series H notes payable | 364,257 | - |
| Proceeds from Series F convertible note payable | - | 112,517 |
| Proceeds from Series G notes payable | - | 303,882 |
| Proceeds from issuance of common stock, net of share issue cost | 3,181,338 | 1,986,469 |
| Proceeds on exercise of stock options | 40,802 | 82,609 |
| Proceeds on exercise of common stock warrants | 62,500 | 406,076 |
| Cash provided by financing activities | 3,648,897 | 2,891,553 |
| | | |
| Effect of change in foreign exchange rate on cash and cash equivalents | 132,339 | 26,590 |
| | | |
| Increase in cash and cash equivalents | 1,564,460 | 480,618 |
| Cash and cash equivalents, beginning of year | 566,254 | 85,636 |
| Cash and cash equivalents, end of year | 2,130,714 | 566,254 |

See accompanying notes



December 31, 2005 (expressed in U.S. dollars)

## 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

**Nature of business**

Voice Mobility International, Inc., (the "Company") is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software through its wholly owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. The Company's enhanced messaging software suite will allow for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic markets include North America, Europe and Asia.

**Basis of presentation**

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $3,030,925 for the year ended December 31, 2005 [2004 - $4,235,958] and has a total shareholders' deficiency of $6,789,750 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings. In fiscal 2005, the Company received net proceeds of $3.6 million in connection with the issuance of debt and equity financing and the exercise of outstanding options and warrants.. Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.





Voice Mobility International, Inc.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

### 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont'd.)

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

*Principles of consolidation*

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

*Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

*Revenue recognition*

Revenues are derived from sales of software licenses, hardware, maintenance and training services. The Company has sold software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. The Company generally licenses software to customers for an indefinite period of time.





December 31, 2005 (expressed in U.S. dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104").

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. The Company's product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under SAB 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, the Company defers revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.





## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

*Foreign currency*

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the U.S. dollar. The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Accordingly, all assets and liabilities of the Canadian subsidiary which are denominated in Canadian dollars are translated at the year-end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.

Transactions denominated in foreign currencies are translated at the exchange rate in effect on the respective transaction dates and gains and losses are reflected in the consolidated statements of operations.

*Financial instruments*

The Company's financial instruments consists of cash and cash equivalents, accounts receivable, accounts and other receivables, accounts payable, accrued liabilities, employee related payables, notes payable, and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into foreign exchange derivative contracts.

*Cash and cash equivalents*

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

*Property and equipment*

Property and equipment are carried at cost. Amortization is provided using the straight-line method over the assets estimated useful lives as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Computer software | 2 years |
| Office equipment and furniture | 5 years |
| Leasehold improvements | Term of the lease |





December 31, 2005 (expressed in U.S. dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

*Software development costs*

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product-by-product basis.

*Stock based compensation*

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" ("FAS 148"). The pro-forma disclosure of stock based compensation is included in Note 9[c].

Under APB 25, compensation expense for employees is based on the excess of the fair value of the Company's stock over the exercise price if any, on the date of the grant. The Company accounts for stock issued to non-employees at fair value in accordance with FAS 123. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

*Income taxes*

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

*Loss per share*

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted loss per share reflects the dilutive potential of outstanding securities using the treasury stock method.



December 31, 2005 (expressed in U.S. dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

*Comprehensive loss*

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

*Recent Accounting Pronouncements*

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R "Share-Based Payment," a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, FAS 123R will be effective for interim or annual periods beginning after December 15, 2005. The Company will adopt FAS 123R on January 1, 2006. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method. Accordingly, the adoption of FAS 123R's fair value method will have a significant impact on the Company's statement of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net loss and loss per share in Note 9[c] to these consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and is effective for accounting changes and error corrections made after December 31, 2005. Early adoption is also permitted. SFAS No. 154 requires that voluntary changes in accounting principles be applied retrospectively to all periods presented so that those financial statements contain a consistent application of the accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be reflected in the financial statements by showing the cumulative effect of the change for all periods prior to the change. The guidance in APB Opinion No. 20 regarding the correction of an error in previously issued financial statements and a change in accounting estimates was carried forward in SFAS No. 154. We plan to adopt this standard in fiscal year 2006.





December 31, 2005 (expressed in U.S. dollars)

## 3. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivables and the other receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

Amounts owing from one customer comprised 100% of the gross accounts receivable balance at December 31, 2005.

## 4. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one major line of business, the development, manufacture and marketing of enhanced messaging software systems.

Revenue from external customers, by location of customer, is as follows:

| | Canada | US | Other | Total |
|---|---|---|---|---|
| 2005 | 11,755 | 22,589 | - | 34,344 |
| 2004 | - | 12,981 | - | 12,981 |

Sales from technical training and support services to one customer comprised 66% of revenue and sales from the recognition of deferred revenue from one customer comprised 34% of revenues in 2005. Sales from technical training and support services to one customer comprised 100% of revenues in 2004.

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.





## 5. PROPERTY AND EQUIPMENT

| | Cost ($) | Accumulated Amortization ($) | Net Book Value ($) |
|---|---|---|---|
| 2005 | | | |
| Computer equipment | 2,371,248 | 2,357,933 | 13,315 |
| Computer software | 566,082 | 548,264 | 17,818 |
| Office equipment and furniture | 179,751 | 175,777 | 3,974 |
| Leasehold improvements | 29,572 | 17,247 | 12,325 |
| | 3,146,653 | 3,099,221 | 47,432 |
| 2004 | | | |
| Computer equipment | 2,290,325 | 2,273,459 | 16,866 |
| Computer software | 547,130 | 493,066 | 54,064 |
| Office equipment and furniture | 173,919 | 156,370 | 17,549 |
| Leasehold improvements | 28,612 | 12,013 | 16,599 |
| | 3,039,986 | 2,934,908 | 105,078 |

## 6. NOTES PAYABLE

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Series C notes payable | **4,438,983** | **5,162,537** | 3,882,338 | 4,666,569 |
| Series D notes payable | **535,713** | **623,034** | 452,254 | 543,610 |
| Series E notes payable | **655,372** | **762,198** | 594,174 | 714,197 |
| Series F convertible note payable | **144,568** | **168,133** | 129,890 | 156,127 |
| Series G notes payable | **385,324** | **448,132** | 346,199 | 416,132 |
| Series H notes payable | **408,153** | **474,682** | - | - |
| | **6,568,113** | **7,638,716** | 5,404,855 | 6,496,635 |

All of the outstanding notes payable are denominated in Canadian dollars and include accrued and unpaid interest.

On September 19, 2005, the Company amended the terms of its outstanding Series C, D, E, F, G and H notes payable. The maturity dates of each of the notes payable have been extended until December 31, 2009. The notes payable will continue to bear interest at 8% per annum, however, all scheduled principal repayments and interest payments are now based upon tiered percentages of the Company's earnings before interest, tax, depreciation and amortization, calculated and repayable quarterly. The Company also agreed to immediate repayment of all amounts due upon the occurrence of a qualified triggering event such as a change of control, merger, amalgamation, acquisition or liquidation.





December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

The Company also extended the time period allowed to exercise the conversion feature of the Series F note payable to December 31, 2009. The Series F note is convertible at the option of the holder at any time before December 31, 2009 into units at a price of $0.99 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $0.99 (Cdn$1.15) per share at any time before December 31, 2009.

The Company also modified the existing call feature on the Class T share purchase warrants to restrict the amount callable to 20% in each successive 30 day period after the initial call. See Note 9[d].

In consideration for the amendments, the Company also issued 1,450,000 Class Z share purchase warrants to the note holders. Each Class Z warrant entitles the holder to purchase one common share for $0.95 (Cdn$1.10) at any time up to September 18, 2008. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

The amendments have been accounted for in accordance with Emerging Issues Task Force No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, whereby an amount of $764,068 (Cdn$893,500) representing the aggregate fair value of the Class Z warrants and extension to the conversion feature on the Series F note payable has been recorded as deferred finance costs. This amount will be amortized to the statement of operations on a straight-line basis over the remaining 51-month term to maturity of the notes payable.

Repayment of all series of notes payable have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

### SERIES C NOTES PAYABLE

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | 3,987,555 | 4,637,526 | 3,858,175 | 4,637,526 |
| Unamortized debt discount | (33,062) | (38,451) | (135,953) | (163,416) |
| | 3,954,493 | 4,599,075 | 3,722,222 | 4,474,110 |
| Accrued interest | 484,490 | 563,462 | 160,116 | 192,459 |
| | 4,438,983 | 5,162,537 | 3,882,338 | 4,666,569 |



December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

On September 9, 2003, the Company completed a restructuring arrangement whereby certain existing debt and convertible preferred stock were settled in full in exchange for the issuance of Series C notes, common stock and Class T share purchase warrants. The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.37 (Cdn$0.425) per share. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $3,300,127 (Cdn$4,454,841) was allocated to the notes and $272,379 (Cdn$367,685) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 980,137 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $502,894 (Cdn$588,082) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense. The remaining balance of the discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

The Series C notes bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 68% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

**SERIES D NOTES PAYABLE**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | 429,923 | 500,000 | 415,973 | 500,000 |
| Repayment premium | 64,488 | 75,000 | 62,396 | 75,000 |
| Unamortized debt discount | (10,431) | (12,131) | (42,891) | (51,555) |
| | 483,980 | 562,869 | 435,478 | 523,445 |
| Accrued interest | 51,733 | 60,165 | 16,776 | 20,165 |
| | 535,713 | 623,034 | 452,254 | 543,610 |





December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

On September 9, 2003, the Company issued an aggregate of $366,838 (Cdn$500,000) Series D notes and 574,999 Class R share purchase warrants to four shareholders, one of whom is also a director of the Company. The warrants are exercisable for a period of five years at an exercise price of $0.37 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $64,488 (Cdn$75,000) was recorded as an increase to the notes balance and as a deferred financing cost. The deferred financing cost was being amortized to interest expense over the 27-month term to maturity. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $284,466 (Cdn$384,000) was allocated to the notes and $85,932 (Cdn$116,000) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 120,221 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $0.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $61,683 (Cdn$72,133) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense. The remaining balance of the deferred financing cost and discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

The Series D notes bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 8% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.



December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

### SERIES E NOTES PAYABLE

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | **515,907** | **600,000** | 499,168 | 600,000 |
| Repayment premium | **77,386** | **90,000** | 74,875 | 90,000 |
| | **593,293** | **690,000** | 574,043 | 690,000 |
| Accrued interest | **62,079** | **72,198** | 20,131 | 24,197 |
| | **655,372** | **762,198** | 594,174 | 714,197 |

During the months of November and December 2003, the Company issued an aggregate of $457,754 (Cdn$600,000) Series E notes to two shareholders. The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $69,418 (Cdn$90,000) was recorded as an increase to the notes balance and expensed immediately as interest since the notes were due on demand.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 144,266 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $0.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $74,021 (Cdn$86,560) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series E notes bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 10% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

### SERIES F CONVERTIBLE NOTE PAYABLE

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | **129,041** | **150,075** | 124,855 | 150,075 |
| Accrued interest | **15,527** | **18,058** | 5,035 | 6,052 |
| | **144,568** | **168,133** | 129,890 | 156,127 |





December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

On June 17, 2004, the Company issued a $112,517 (Cdn$150,075) Series F convertible note to one shareholder. The convertible note contains an embedded beneficial conversion feature amounting to $32,000 that was calculated as the difference between the conversion price and the fair value of the units into which the note is convertible multiplied by the number of units. The $32,000 was expensed immediately as interest since the note was due on demand.

On September 19, 2005, the Company amended the maturity date, conversion date and repayment provision in exchange for the issuance of 31,684 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $0.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $16,256 (Cdn$19,010) and extension of the conversion feature from June 17, 2006 to December 31, 2009 of $20,096 (Cdn$23,500) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The note is now convertible at the option of the holder at any time before December 31, 2009 into units at a price of $0.99 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $0.99 (Cdn$1.15) per share at any time before December 31, 2009.

The Series F convertible note bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 2% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

**SERIES G NOTES PAYABLE**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | 343,938 | 400,000 | 332,779 | 400,000 |
| Accrued interest | 41,386 | 48,132 | 13,420 | 16,132 |
| | 385,324 | 448,132 | 346,199 | 416,132 |

On July 1, 2004, the Company issued an aggregate of $303,882 (Cdn$400,000) Series G notes to two shareholders.



December 31, 2005 (expressed in U.S. dollars)

## 6. NOTES PAYABLE (cont'd.)

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 84,448 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $0.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $43,329 (Cdn$50,669) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series G notes bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

**SERIES H NOTES PAYABLE**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | 386,930 | 450,000 | - | - |
| Accrued interest | 21,223 | 24,682 | - | - |
| | 408,153 | 474,682 | - | - |

During the months of March and May 2005, the Company issued an aggregate of $367,227 (Cdn$450,000) Series H notes to three shareholders.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 89,244 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $0.95 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $45,789 (Cdn$53,546) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series H notes bear interest at 8% per annum and are now payable based upon a tiered percentage of the Company's earnings before interest tax depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.





December 31, 2005 (expressed in U.S. dollars)

## 7. PROMISSORY NOTE PAYABLE

The Company believes Innovatia/Aliant has not complied with the terms of the development agreement and the software license agreement that gave rise to the promissory note payable and the other related assets and liabilities as described below. As a result, the Company has corresponded with Aliant to discuss a proposed settlement. Any settlement, which could differ materially from the amounts currently reported, will be recorded in the period it occurs.

**Promissory Note Payable**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | **2,088,433** | **2,428,847** | 2,020,671 | 2,428,847 |
| Accrued interest | **447,770** | **520,757** | 323,905 | 389,333 |
| | **2,536,203** | **2,949,604** | 2,344,576 | 2,818,180 |
| Less current portion | **396,088** | **460,651** | 383,237 | 460,651 |
| | **2,140,115** | **2,488,953** | 1,961,339 | 2,357,529 |

On December 28, 2001, the Company issued Innovatia Inc. ("Innovatia"), a wholly owned subsidiary of Aliant Inc. ("Aliant"), a promissory note in the amount of $1,707,989 (Cdn$2,720,142) in settlement of development services contracted from Innovatia from February 1, 2001 to December 31, 2001. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2005 was 4.75%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $194,908 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by the Company to Aliant and its subsidiaries in the quarter.

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2005, the current portion due on the promissory note is $396,088 (CDN$460,651) and this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, the Company has the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If the Company elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of the common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares issuable to repay the debt is determined by the weighted average trading price of the common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.





December 31, 2005 (expressed in U.S. dollars)

## 7. PROMISSORY NOTE PAYABLE (cont'd.)

As at December 31, 2005, the non-current portion of the promissory note eligible for prepayment is $2,140,115 (CDN$2,488,953) and if the Company elected to prepay this amount with the issuance of common shares then as at January 1, 2006, this would result in the issuance of 2,928,180 common shares.

As at January 1, 2006, if the Company made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 3,223,469 shares of common stock. The Company is required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. The Company has obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. The Company will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

The Company continues to accrue for interest; however, there has been no activity in terms of repayment of the promissory note since March 2002.

*Other Related Assets and Liabilities*

In addition to the promissory note payable, the Company's financial statements include certain Canadian dollar denominated assets and liabilities. Each balance originated in connection with either the initial development agreement with Innovatia or the three-year software license agreement with Aliant that was signed on June 19, 2002. The Company received an initial payment from Aliant immediately after signing the software license agreement to deliver certain software products and services however, the deployment of product did not occur as planned. The US dollar equivalent of these assets and liabilities as reported in the Company's financial statements is as follows:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Deferred contract costs | 81,631 | 81,631 |
| Royalty payable to Aliant, included in accrued liabilities | 59,929 | 57,984 |
| Accounts payable to Innovatia for GST and PST on development services | 87,690 | 62,943 |
| Deferred revenue | 333,756 | 322,927 |



December 31, 2005 (expressed in U.S. dollars)

## 8. LOSS PER SHARE

The following table sets forth the computation of loss per share:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Numerator: | | |
| Net loss attributable to common stockholders | (3,030,925) | (4,235,958) |
| Denominator: | | |
| Weighted average number of common stock outstanding | 44,977,466 | 38,641,535 |
| Weighted average number of common stock issuable on exercise of Exchangeable Shares | 1,928,651 | 3,344,837 |
| Weighted average number of common stock equivalents outstanding | 46,906,117 | 41,986,372 |
| Basic and diluted loss per share | (0.06) | (0.10) |

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly-owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic loss per share. During 2005, holders of the Exchangeable Shares exchanged 2,427,500 Exchangeable Shares into 2,427,500 common shares of the Company for no additional consideration. As at December 31, 2005, 912,500 Exchangeable Shares are outstanding [2004 - 3,340,000].

For the years ending December 31, 2005 and 2004, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.





December 31, 2005 (expressed in U.S. dollars)

## 9. SHARE CAPITAL

### [a] Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. The Company is also authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share.

### [b] Common stock

2005

*Private Placements*

On June 27, 2005, the Company issued 4,100,000 units at Cdn$1.00 per unit for net cash proceeds of $3,082,599 (Cdn$3,794,063). $2,758,420 of the net cash proceeds was received in June 2005 with the remaining $324,179 collected in July 2005. Each unit consists of one share of common stock and one half of one Class X share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.10 per share at any time up to June 26, 2008. A director and officer of the Company purchased 25,000 units in this private placement for net cash proceeds of Cdn$25,000. The Company incurred $9,634 (Cdn$11,857) in professional fees and $238,934 (Cdn$294,080) in financing fees for a total of $248,568 (Cdn$305,937). The Company also issued 27,120 common shares and 13,560 Class X share purchase warrants to a third party as a financing fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

On August 19, 2005, the Company issued 140,000 units at Cdn$1.00 per unit for net cash proceeds of $98,739 (Cdn$119,537). Each unit consists of one share of common stock and one half of one Class Y share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.10 per share at any time up to August 18, 2008. The Company incurred $7,566 (Cdn$9,263) in professional fees and paid $9,244 (Cdn$11,200) in cash to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

*Exchangeable Shares*

During 2005, holders of the Exchangeable Shares exchanged 2,427,500 Exchangeable Shares into 2,427,500 common shares of the Company for no additional consideration.





December 31, 2005 (expressed in U.S. dollars)

## 9. SHARE CAPITAL (cont'd.)

2004

*Private Placements*

On March 4, 2004, the Company issued 900,000 units at Cdn$1.15 per unit for net cash proceeds of $758,326 (Cdn$1,012,879). Each unit comprises one share of common stock and one half of one Class U share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.36 at any time up to March 4, 2007. The Company paid $10,106 (Cdn$13,498) in cash and issued 33,750 common shares and 16,875 Class U share purchase Voice Mobility International, Inc. warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

On August 27, 2004, the Company issued 153,846 units at Cdn$0.65 per unit for net cash proceeds of $76,103 (Cdn$100,000) to a director of the Company. Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to August 26, 2007. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

On September 22, 2004, the Company issued 2,153,846 units at Cdn$0.65 per unit for net cash proceeds of $1,075,870 (Cdn$1,381,308). Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to September 21, 2007. The Company paid $4,010 (Cdn$5,148) in cash and issued 145,631 common shares and 72,817 Class W share purchase warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

On September 22, 2004, the Company issued 149,885 units at Cdn$0.66 per unit for net cash proceeds of $76,170 (Cdn$97,795). Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to September 21, 2007. The Company paid $859 (Cdn$1,129) in cash and issued 9,531 common shares and 4,766 Class W share purchase warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].





December 31, 2005 (expressed in U.S. dollars)

## 9. SHARE CAPITAL (cont'd.)

*Exchangeable Shares*

During 2004, holders of the Exchangeable Shares exchanged 110,000 Exchangeable Shares into 110,000 common shares of the Company for no additional consideration.

*Legal Settlement Agreement*

On June 23, 2004, in connection with a legal settlement agreement with a former employee, the Company issued 187,500 shares of common stock with a fair value at the time of issuance of $112,500 (see Note 13).

*Settlement of an Accounts Payable Balance*

On August 19, 2004, in connection with the settlement of an outstanding accounts payable balance with a certain vendor, the Company issued 40,000 shares of common stock with a fair value at the time of issuance of $22,000.

**[c] Stock options**

*Second Amended and Restated 1999 Stock Option Plan*

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange. The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 10,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options, which either qualify for treatment as incentive stock options or non-statutory stock options, and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Compensation Committee.

The options generally vest over a period of two to three years from the date of grant. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.





## 9. SHARE CAPITAL (cont'd.)

Activity under the Plan is as follows:

| | | Options Outstanding | | |
|---|---|---|---|---|
| | Shares Available for Grant | Number of Shares | Price per Share | Weighted Average Exercise Price |
| Balance, December 31, 2003 | 3,887,296 | 4,658,249 | 0.12 - 7.25 | $1.13 |
| Options granted | (2,641,617) | 2,641,617 | 0.58 - 1.08 | $0.82 |
| Options forfeited | 1,133,963 | (1,133,963) | 0.13 - 5.13 | $1.15 |
| Options exercised | - | (494,549) | 0.13 - 0.35 | $0.17 |
| Balance, December 31, 2004 | 2,379,642 | 5,671,354 | 0.13 - 7.25 | $1.07 |
| Options granted | (2,232,772) | 2,232,772 | 0.56 - 0.88 | $0.74 |
| Options forfeited | 630,327 | (630,327) | 0.28 - 7.25 | $4.17 |
| Options exercised | - | (135,023) | 0.14 - 0.73 | $0.31 |
| Balance, December 31, 2005 | 777,197 | 7,138,776 | 0.14 - 3.29 | $0.74 |

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2005 are as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at December 31, 2005 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (years) | Number Exercisable at December 31, 2005 | Weighted Average Exercise Price |
| $0.14 - 0.50 | 1,672,771 | $0.22 | 1.89 | 1,668,697 | $0.22 |
| $0.51 - 1.00 | 5,071,339 | $0.81 | 3.59 | 3,147,549 | $0.84 |
| $1.01 - 2.00 | 298,000 | $1.43 | 0.63 | 288,278 | $1.44 |
| $2.01 - 3.29 | 96,666 | $2.51 | 0.02 | 96,666 | $2.51 |
| | 7,138,776 | $0.74 | 3.02 | 5,201,190 | $0.70 |

As at December 31, 2005, 7,063,776 [2004 - 5,037,354] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.86 [2004 - Cdn$0.84].

The Company incurred non-cash stock based compensation expense of $90,307 and $14,061 in general and administrative expenses for the years ended December 31, 2005 and 2004 respectively.





## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

### 9. SHARE CAPITAL (cont'd.)

*Pro forma disclosure of stock based compensation*

Pro forma information regarding results of operations and loss per share is required by FAS 123, as amended by FAS 148, for stock-based awards to employees as if the Company had accounted for such awards using the fair value method. The fair value of the Company's stock-based awards granted to employees in 2005 and 2004 was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used and the resulting estimates of weighted average fair value of stock options granted issued during the following periods were as follows:

| | 2005 | 2004 |
|---|---|---|
| Expected life of employee stock options (in years) | 2.87 | 3.0 |
| Volatility | 116% | 142% |
| Risk-free interest rate | 3.20% | 3.34% |
| Dividend yields | 0% | 0% |
| Weighted average fair value of stock options under employee stock option plans granted during the period | $0.51 | $0.59 |

For pro forma purposes, the estimated value of the Company's stock-based awards to employees is amortized on a straight-line basis over the vesting period of the underlying options. The effect on the Company's net loss and loss per share of applying FAS 123 to the Company's stock-based awards to employees would approximate the following:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Net loss | (3,030,925) | (4,235,958) |
| Compensation expense included in reported net loss | - | 14,061 |
| Compensation expense determined under the fair value method | (488,044) | (1,097,638) |
| Pro forma net loss | (3,518,969) | (5,319,535) |
| | | |
| Basic and diluted loss per share | | |
| As reported | (0.06) | (0.10) |
| Pro forma | (0.08) | (0.13) |



## 9. SHARE CAPITAL (cont'd.)

### [d] Warrants

The Company has the following common stock warrants outstanding:

| | Outstanding<br>Outstanding at January 1 (#) | Issued (#) | Exercised (#) | Forfeited or Cancelled (#) | Outstanding at December 31 (#) | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|---|
| 2005 | | | | | | | |
| Class O warrants | 250,000 | - | 250,000 | - | - | 0.25 | Exercised |
| Class R warrants | 574,999 | - | - | - | 574,999 | Cdn.0.425 | Sep. 8/08 |
| Class S warrants | 1,176,470 | - | - | - | 1,176,470 | Cdn.0.425 | Sep. 8/08 |
| Class T warrants | 3,198,350 | - | - | - | 3,198,350 | Cdn.0.425 | Sep. 8/08 |
| Class U warrants | 466,875 | - | - | - | 466,875 | Cdn.1.36 | Mar. 4/07 |
| Class V warrants | 2,000,000 | - | - | - | 2,000,000 | Cdn.1.14 | May 31/06 |
| Class V warrants | 4,000,000 | - | - | - | 4,000,000 | Cdn.1.14 | May 31/07 |
| Class W warrants | 76,923 | - | - | - | 76,923 | Cdn.1.00 | Aug. 26/07 |
| Class W warrants | 1,229,450 | - | - | - | 1,229,450 | Cdn.1.00 | Sep. 21/07 |
| Class X warrants | - | 2,063,560 | - | - | 2,063,560 | Cdn.1.10 | Jun. 26/08 |
| Class Y warrants | - | 70,000 | - | - | 70,000 | Cdn.1.10 | Aug. 18/08 |
| Class Z warrants | - | 1,450,000 | - | - | 1,450,000 | Cdn.1.10 | Sep. 18/08 |
| | 12,973,067 | 3,583,560 | 250,000 | - | 16,306,627 | | |
| | | | | | | | |
| 2004 | | | | | | | |
| Class K warrants | 100,000 | - | - | 100,000 | - | 1.50 | Forfeited |
| Class O warrants | 500,000 | - | 250,000 | - | 250,000 | 0.25 | Jul. 26/05 |
| Class P warrants | 700,000 | - | 700,000 | - | - | 0.30 | Exercised |
| Class Q warrants | 377,667 | - | 377,667 | - | - | Cdn.0.45 | Exercised |
| Class R warrants | 574,999 | - | - | - | 574,999 | Cdn.0.425 | Sep. 8/08 |
| Class S warrants | 1,176,470 | - | - | - | 1,176,470 | Cdn.0.425 | Sep. 8/08 |
| Class T warrants | 3,215,016 | - | 16,666 | - | 3,198,350 | Cdn.0.425 | Sep. 8/08 |
| Class U warrants | - | 466,875 | - | - | 466,875 | Cdn.1.36 | Mar. 4/07 |
| Class V warrants | - | 2,000,000 | - | - | 2,000,000 | Cdn.1.14 | May 31/06 |
| Class V warrants | - | 4,000,000 | - | - | 4,000,000 | Cdn.1.14 | May 31/07 |
| Class W warrants | - | 76,923 | - | - | 76,923 | Cdn.1.00 | Aug. 26/07 |
| Class W warrants | - | 1,229,450 | - | - | 1,229,450 | Cdn.1.00 | Sep. 21/07 |
| | 6,644,152 | 7,773,248 | 1,344,333 | 100,000 | 12,973,067 | | |

All of the share purchase warrants outstanding have exercise prices denominated in Canadian dollars.



December 31, 2005 (expressed in U.S. dollars)

## 9. SHARE CAPITAL (cont'd.)

The following share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than a specified Canadian dollar amount on the Toronto Stock Exchange for a period of 30 consecutive days and if the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

| | Call Feature<br>$ |
|---|---|
| Class R, S and T warrants | $1.10 (Cdn. $1.275) |
| Class U warrants | $2.58 (Cdn. $3.00) |
| Class W warrants | $1.93 (Cdn. $2.25) |
| Class X, Y and Z warrants | $1.72 (Cdn. $2.00) |

On September 19, 2005, the Company modified the existing call feature on the Class T share purchase warrants to restrict the amount callable to 20% in each successive 30 day period after the initial call.

On June 1, 2004, the Company amended its Master License Agreement with Avaya Inc. ("Avaya") and in this regard granted 6,000,000 Class V warrants, which allow Avaya, upon the achievement of certain performance based milestones, to acquire up to 6,000,000 common shares of the Company at Cdn.$1.14 per share. 2,000,000 warrants vested immediately and will expire on May 31, 2006. The fair value of the 2,000,000 warrants, which vested immediately, was measured using the Black-Scholes option-pricing model and amounted to $1,169,591. This amount was expensed to sales and marketing in the statements of operations in 2004. The remaining 4,000,000 Class V warrants will vest based on performance based milestones and will expire on May 31, 2007. As at December 31, 2005, no additional performance based milestones had been met.





December 31, 2005 (expressed in U.S. dollars)

## 10. INCOME TAXES

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The Company is also subject to Canadian federal and British Columbia provincial taxes in Canada. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Tax recovery at U.S. statutory rates | (1,061,000) | (1,483,000) |
| Higher effective income taxes of Canadian subsidiary | (4,000) | (14,000) |
| Change in valuation allowance | 599,000 | 1,329,000 |
| Imputed interest | 224,000 | 164,000 |
| Non-deductible expenses | 242,000 | 11,000 |
| Other | - | (7,000) |
| Income tax expense (recovery) | - | - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Net operating loss carry forwards | 9,305,000 | 9,720,000 |
| Property and equipment | 1,508,000 | 1,505,000 |
| Unrealized foreign exchange | (842,000) | (714,000) |
| Debt discount accretion | 100,000 | 119,000 |
| Financing fees | 82,000 | 124,000 |
| Other | 6,000 | 14,000 |
| Total deferred tax assets | 10,159,000 | 10,768,000 |
| Valuation allowance | (10,159,000) | (10,768,000) |
| Net deferred tax assets | - | - |



December 31, 2005 (expressed in U.S. dollars)

## 10. INCOME TAXES (cont'd.)

The non-capital and net operating loss carry forwards expire as follows:

| | $ |
|---|---|
| Canada | |
| 2006 | 1,448,000 |
| 2007 | 3,676,000 |
| 2008 | 7,867,000 |
| 2009 | 2,384,000 |
| 2010 | 1,941,000 |
| 2014 | 2,400,000 |
| 2015 | 1,963,000 |
| | 21,679,000 |
| U.S. | |
| 2019 | 47,000 |
| 2020 | 2,575,000 |
| 2021 | 2,339,000 |
| 2022 | 358,000 |
| 2023 | - |
| 2024 | 133,000 |
| | 5,452,000 |
| | 27,131,000 |

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carry forwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

## 11. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions in the normal course of operations which were recorded at amounts established and agreed between the related parties:

[a] During the year ended December 31, 2005, the Company was charged by Tsalix Investment Inc. (previously Pacific Western Mortgage Corporation), a company controlled by a shareholder and a director of the Company, for consulting services totalling $nil [2004 - $1,664]. At December 31, 2005, $5,159 is included in accrued liabilities [2004 - $62,750] that is owing to the same shareholder and director of the Company for monies paid on behalf of the Company.





December 31, 2005 (expressed in U.S. dollars)

## 11. RELATED PARTY TRANSACTIONS (cont'd.)

[b] During the year ended December 31, 2005, the Company was charged legal fees totalling $45,989 [2004 - $66,237] by Catalyst Corporate Finance Lawyers, of which the Company's Corporate Secretary is a partner. At December 31, 2005, $1,290 [2004 - $21,547] is included in accounts payable and accrued liabilities.

[c] As at December 31, 2005, included in the notes payable are the following amounts due to a director or his immediate family member.

*Principal Portion of Notes*

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Series C notes | 1,059,641 | 1,232,362 | 952,048 | 1,144,362 |
| Series D notes | 223,660 | 260,117 | 188,816 | 226,957 |
| Series E notes | 327,686 | 381,099 | 297,087 | 357,099 |
| Series G notes | 192,662 | 224,066 | 173,100 | 208,066 |
| Series H notes | 204,299 | 237,600 | - | - |
| | 2,007,948 | 2,335,244 | 1,611,051 | 1,936,484 |

[d] As per Note 9[b], on June 27, 2005, the Company issued 25,000 units at Cdn$1.00 per unit for net cash proceeds of $20,312 (Cdn$25,000) to a director and officer of the Company.

[e] On September 19, 2005, the Company issued 9,618 Class Z share purchase warrants to a director of the Company in exchange for amending the terms of the Series D note payable.

## 12. COMMITMENTS

The Company leases two premises under operating leases, both of which expire in 2008. The minimum lease payments are as follows:

| | $ |
|---|---|
| 2006 | 66,276 |
| 2007 | 69,758 |
| 2008 | 62,593 |
| | 198,627 |

The rental expense charged to the consolidated statements of operations in 2005 amounted to $129,344 [2004 - $149,750].



December 31, 2005 (expressed in U.S. dollars)

## 13. LEGAL SETTLEMENT

On June 21, 2004, the Company entered into a settlement agreement with a former employee whereby the Company paid $118,397 (Cdn$150,000) in cash and issued 187,500 shares of common stock which were valued at the market price of the Company's shares on the date of issuance ($112,500). On December 19, 2005, the Company paid an additional $138,510 (Cdn$162,500) in cash for a final dismissal of the lawsuit.

## 14. SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in operating assets and liabilities are as follows:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Accounts receivable | (5,000) | - |
| Other receivables | 2,473 | 3,108 |
| Prepaid expenses | (2,232) | 32,680 |
| Accounts payable | (13,896) | (49,903) |
| Accrued liabilities | (48,642) | 9,388 |
| Employee related payables | (196) | (3,858) |
| Accrued interest on promissory notes payable | 108,634 | 96,082 |
| Accrued interest on notes payable | 436,014 | 181,372 |
| Deferred revenue | (11,755) | 4,093 |
| | 465,400 | 272,962 |

Non-cash investing and financing activities are as follows:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Repayment of Series C note payable on settlement of notes receivable | - | 153,206 |

Cash amounts paid for interest and income taxes are as follows:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Cash paid for interest | - | 201,962 |



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(expressed in U.S. dollars)

## 15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.





# management team


1
2
3
4
5
6

**1 Harry Chan**
**Financial Controller**

Mr. Chan brings over 11 years' experience in accounting and finance.

**2 Rob Collins**
**Director of Marketing**

Mr. Collins's product marketing knowledge and Tier 1 telecommunications experience have developed over 16 years in the telecommunications sector.

**3 Phil Kelsey**
**Director of Software Development**

Mr. Kelsey has more than 25 years' experience in software development, operations research and information technology management.

**Todd Johnson [missing from photo]**
**Director of Channel Support**

Mr. Johnson has held a variety of telecom industry positions over the last nine years, including systems design, digital semi-conductor design, customer support and quality assurance management.

**4 Jay Hutton**
**President**

Mr. Hutton has more than 15 years senior sales management experience i telecommunications, with a track recor for aggressively pursuing business growt opportunities.

**5 Randy Buchamer**
**CEO**

Mr. Buchamer's expertise in building sales an managing large organizations was earned whil in senior positions at well-known Canadia companies, including the Jim Pattison Grou and Mohawk Oil.

**6 Cliff McCollum**
**VP, Technology and Developmen**

Mr. McCollum has more than 14 years' profession software development experience, six of whic have been spent in the telecommunicatio industry.



**Randy G. Buchamer**

Mr. Buchamer, Voice Mobility's CEO, has extensive experience in strategic planning, sales and operations and leadership in dynamic organizations. He has occupied various Board positions since August 1999 and now serves as a director.



**Donald Calder**

Mr. Calder brings more than thirty years of experience in the telco industry, most recently as President of BCTelecom, to his role as Chairman of the Board. He also sits on the Compensation, Audit and Governance committees.



**Gary R. Donahee**

Mr. Donahee held several senior positions worldwide during his accomplished career with Bell-Northern Research Company and Nortel Networks. He has been a Voice Mobility director since October 2003 and sits on the Governance, Compensation and Finance committees.



**Bill Krebs**

Mr. Krebs is a Chartered Accountant with more than thirty-five years in public and private practice. He was our first Chairman in 1995 and has remained involved ever since. As a director, Mr. Krebs sits on the Compensation and Audit committees.



**Jay Hutton**

Voice Mobility's President, Mr. Hutton, has drawn on his fifteen-plus years of senior sales management experience in telecommunications to meet the challenges associated with various leadership roles throughout his six years with the company.



**Bob Neal**

Before his retirement, Mr. Neal contributed his talents, energy and leadership to Aliant, NBTel and Bruncor for twenty-four years. After a short hiatus, he re-joined our Board in October 2003 and sits on the Audit and Finance committees.



**Morgan Sturdy**

Mr. Sturdy brings over twenty years' experience in guiding successful manufacturing and technology companies. He serves as Director for seven technology companies, four of which are publicly traded. He has been a Director with VMI since April 2000 and sits on the Finance and Governance committees.



**David Raffa**

Mr. Raffa is Voice Mobility's Corporate Secretary and has served as corporate counsel for the past seven years, prior to retiring from practicing law in 2005. He is an acknowledged corporate finance and governance expert.

### Head Office

Voice Mobility International Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC V5C 6A8
telephone/fax: 604.482.0000
www.voicemobility.com

### Investor Relations

investors@voicemobility.com
telephone/fax: 888.370.8751

### Stock Listing Exchange

Toronto Stock Exchange
Trading Symbol: VMY

### NASD OTC Bulletin Board

Trading Symbol: VMII

### Frankfurt Stock Exchange

Trading Symbol: VMY

### Common Shares and Common Share Equivalents Outstanding:

49,280,634

### Auditors

Ernst & Young LLP
telephone: 604.891.8200
fax: 604.643.5422

### Registrar and Transfer Agent

(For change of address or registration)
Computershare Investor Services Inc.
telephone: 888.661.5566
caregistryinfo@computershare.com
www.computershare.com

### Legal Counsel

United States
Clark, Wilson
telephone: 604.687.5700
fax: 604.687.6314

Canada
Fasken Martineau
telephone: 604.631.3131
fax: 604.631.3232

### Annual General Meeting

The annual general meeting of shareholders and management for Voice Mobility International Inc. will be held:

June 9, 2006 at 10:00 a.m. PST

at

Standard Life Xchange Conference Centr
2nd Fl., 888 Dunsmuir Street
Vancouver, BC
V6C 3K4

### Voice Mobility International Inc.

Suite 100, 4190 Lougheed Highway
Burnaby, BC
V5C 6A8
www.voicemobility.com
604.482.0000

Voice Mobility